

December 9, 2011

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re:** **China Yida Holding, Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **and Documents Incorporated by Reference**
> **Response dated November 22, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 7, 2011**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your response dated November 22, 2011 and the draft amendment to your 2010 Form 10-K submitted on November 22, 2011. We have the following comments. All references to page numbers and disclosures are to the page numbers and disclosures in the draft amendment to your 2010 Form 10-K. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please publicly file your amended Form 10-K and all exhibits.

2. We note your response to comment 2 from our letter dated September 22, 2011. Your proposed disclosure still omits the U.S. dollar amounts in several instances, including on page 5. Please provide the U.S. dollar amounts in your revised filing.

Business, page 1

3. We note your response to comment 3 from our letter dated September 22, 2011. The corporate organizational chart on page 3 of your proposed disclosure does not reflect the shortened names referenced in the filing, including "Hongda" "Fuyu" and "Fujian Jintai Tourism," among others. The organizational chart also does not identify Yida (Fujian) Tourism Group Limited and Fujian Yida Tulou Tourism Developments Co., Ltd. as wholly foreign-owned entities (WFOEs). Please revise. Furthermore, please add a "*" to the boxes for Fujian Jiaoguang Media Co. and Yongtai Yunding Resort Management Co. to correspond to the legend at the bottom of the chart that states, "* Each of Fujian Jiaoguang and Yunding Resort Management currently has no material business operations." Lastly, disclose in the chart that Fuzhou Hongda Commercial Services, Ltd. currently has no operations, as you disclose under "Fujian Jintai Tourism" on page 2 of your proposed disclosure.

FETV, page 4

4. We note your response to comment 7 from our letter dated September 22, 2011. Please provide an English translation for this website.

5. We note our response to comment 10 from our letter dated September 22, 2011. Please disclose for the last two fiscal years the total amount of advertising available on FETV, the total amount sold and the resulting percentage of total advertising sold per fiscal year. In your management's discussion and analysis, disclose any trends in your sales of advertising time, including with respect to your sales of advertising time during prime hours.

6. In addition, with respect to comment 10 from our letter dated September 22, 2011, please confirm that you included advertising agencies when you responded that you do not have any advertising customers that account for more than 10% of your revenues.

7. We note your response to comment 13 from our letter dated September 22, 2011. Please disclose the scope of business activities in Fuyu's business license, including whether it specifically includes operating an advertising business, and discuss whether Fuyu conducts any operations outside of the scope of its business license.

Tourism, page 5

8. We note your response to comment 15 from our letter dated September 22, 2011 and your proposed disclosure on page 5 that you "expect to" generate revenue from both Yunding Park and Hua'an Tulou Cluster. Please revise your disclosure, if true, to indicate that you "are" generating revenue from these locations.

9. We note your expectation that your tourism business will be the primary source of your revenue over the next few years. As your tourism revenue is directly related to the number of visitors at your destinations, please disclose the number of visitors at each tourist destination during the last two fiscal years. Expand your management's discussion and analysis to address any material changes or trends with respect to the same.

10. With respect to each tourism destination, identify which corporate entity is a party to the contractual arrangements you have entered into with the respective local governments. Please revise the references in your disclosure to "contractual arrangements" in order to clearly identify the names of such contracts and each of the relevant parties. Disclose the material terms and conditions of each contract in your revised disclosure. Please ensure that each contract is filed as an exhibit to your amended Form 10-K.

Yunding Park, page 5

11. We note your proposed disclosure that Hong Kong Yi Tat shall be entitled to the ticket sales revenue with RMB 5 million deducted in the first 10 years. Please revise your disclosure to clarify whether the RMB 5 million will be deducted from ticket sales in each year of the first 10 years or whether a total of RMB 5 million will be deducted over the course of the first 10 years. To provide context, disclose the amount of your ticket sales in the last year.

Hua'an Tulou Cluster, page 5

12. We note your proposed disclosure that Hong Kong Yi Tat shall pay 16% to Hua'an County government in the first five years. Please clarify to what amount these percentages pertain (e.g. ticket price, revenue, etc.). In order to provide context for your disclosure, disclose the current ticket price of the Dadi Tulou Clusters.

Ming Dynasty Entertainment World, page 6

13. We note your disclosure provided in response to comment 16 from our letter dated September 22, 2011 that,"[a]s of December 31, 2010, China Yida and Anhui Xingguang have contributed a total of RMB 100 million to the Project Company." Please disclose the amount contributed by each entity.

The City of Caves, page 7

14. Revise your disclosure to clarify whether the payment of 5% of ticket sales per year during the second five years and 8% of ticket sales per year from the 11th year refer to the amount paid to the Fenyi County government or retained by Fujian Yida.

Regulations, page 9

15. Please expand your disclosure to describe each of the following regulations:
- The PRC Pricing Law;
- The State Council's Regulations on Scenic Spots;
- The National Development and Reform Commission's Circular on Further Standardizing the Administration over the Price of Entrance Tickets to Sightseeing Spots (2005) and the Notice on Further Improving Administration of Scenic Spots' Admission Price (2007);
- The Notice on Regulating the Ticket Price of Scenic Spots (2008); and
- The State Council's Opinions on Accelerating the Development of Tourism Industry (2009).

In addition, address any other regulations concerning scenic spots promulgated by the provinces in which your destinations are located. Disclose whether you are in compliance with each of these regulations and explain what actions you take to remain in compliance with them. If you believe any of these regulations are not applicable to your business, please explain the basis for such belief.

16. We note your response to comment 5 from our letter dated September 22, 2011.
- Please expand your disclosure to discuss the regulations applicable to foreign invested enterprises and wholly foreign owned enterprises.
- Please further revise your proposed disclosure to explain your compliance with the Administrative Measure on Foreign-Invested Advertising Enterprises.
- Discuss the recent prohibition by the local government and domestic media authorities on the broadcasting of shopping programs, mini ads and certain medical advertisements by specialized channels such as FETV. Identify the authorities and when the prohibition commenced.
- Disclose whether you are in compliance with the regulations identified in this section and explain what actions you take to remain in compliance with them.

17. Please expand your disclosure to address the actions you have taken, if any, to ensure that the advertisements provided to you are in compliance with relevant PRC advertising laws and regulations.

18. We note your responses to comments 6, 11 and 12 from our letter dated September 22, 2011. Please explain to what the list of business segments included in your response to comment 11 pertains. In addition, please explain how you reached your conclusion that Fuyu is not a television station or channel and that it does not engage in the operation of television programs. Furthermore, explain why Fuyu's ownership by a WFOE would not be considered direct ownership by a foreign investor for purposes of the relevant regulations. Provide supporting citations to the relevant regulations.

Risk Factors, page 10

Risks Relating to Our Business, page 10

"We may be unable to continue our land use rights…" page 11

19. We note your response to comments 19 and 29 from our letter dated September 22, 2011. Please revise your disclosure to clearly state that you have not yet contracted with local governments for land-use rights. Expand your disclosure to explain the administrative process you are undergoing to obtain such rights. In addition, please disclose:
    - the terms of the land use rights you have obtained from the PRC government;
    - whether you intend to or are required to purchase land-use rights from the PRC government with respect to the locations in which you anticipate obtaining land use rights from the local governments; and
    - the terms of the land use rights you expect to obtain from local governments and when you anticipate receiving such rights.

    Please file any agreements regarding your land use rights as exhibits to your Form 10-K.

"Our ability to manage and operate Fujian Jiaoguang under the VIE agreements…," page 11

20. We note your proposed disclosure that in the past two years you have effectively removed all operations and revenues out of Fujian Jiaoguang. However, you also disclose that your plans for future growth are based substantially on growing the operations of your tourism business "including Fujian Jiaoguang." Please clarify.

"A failure to expand our media operations or government regulations restricting the media industry in China...," page 11

21. We note your response to comment 20 and that 30% of your advertising revenues are attributable to the types of ads recently banned by the local authorities and domestic media authorities. Please identify the authorities and when the prohibition commenced. Discuss this known trend in your management's discussion and analysis, and quantify its impact on your operations and liquidity and capital resources.

Risks Relating to the People's Republic of China, page 13

"Any failure of our Variable Interest Entity or its shareholders…" page 13

22. We note your response to comment 23 from our letter dated September 22, 2011 and your proposed disclosure that the failure of Mr. Chen or Ms. Fan to abide by the terms of the variable interest contractual arrangements could cause a material adverse effect on your business. If substantially all of the operations and revenues have been taken out of this entity (as indicated on page 11), expand your disclosure to explain how this event could have a material adverse effect on your business.

"The failure to extend our exclusive agreement with Fujian Education Media…" page 13

23. Please expand your disclosure to clarify whether there are any restrictions on Fujian Education Media's ability to choose not to renew the contract with you based on its evaluation of your potential for future operating results.

"Requirement of statutory reserve…," page 16

24. We note your response to comment 25 from our letter dated September 22, 2011 and your proposed disclosure that Fujian Yida Travel Service Co. Ltd. made a capital contribution of 10 million RMB in 2011. Please clarify what percentage of its registered capital this contribution represents.

Properties, page 20

25. We note your responses to comments 27 and 28 from our letter dated September 22, 2011. Please revise your disclosure to include your responses to these comments.

26. We note your proposed disclosure that you expect the cost of the land use rights with respect to the 790 acres you intend to obtain to be between $515 and $15,444 per acre. In light of this large price range, please expand your disclosure to indicate the portion of the land you expect to be at both the high end and the low end of the price range.

Directors, Executive Officers and Corporate Governance, page 33

27. We note your response to comment 51 from our letter dated August 2, 2011. Please revise your table on page 33 to reflect Ms. Fan's position as your Chief Operating Officer.

Executive Officers, page 40

28. We note your response to comment 55 from our letter dated August 2, 2011. Please revise your disclosure to indicate the dates in which Mr. Zhang worked at Etech Securities Inc.

Compensation of Directors, page 42

29. Please disclose why Mr. Marks receives different director compensation than the other non-executive directors.

Summary Compensation Table, page 43

30. We note your response to comment 60 from our letter dated August 2, 2011. Please confirm that the aggregate grant date fair value you report for the option awards was computed in accordance with FASB ASC Topic 718 and reflects the value of all of the options awards, including those that have not yet vested, as of the date they were granted. In addition, please tell us where your discussion of the stock option grants is located in your narrative disclosure to the summary compensation table. See Item 402(o)(4) of Regulation S-K.

Certain Relationships and Related Transactions

Rental Expense, page 46

31. We note your response to comment 56 from our letter dated August 2, 2011. Please explain the relationship between Xin Hengji Holding Company Limited and Fujian Xin Hengji Advertising Co., Ltd. or Fujian Xin Hengji Investment Co., Ltd.

Television Contract, page 46

32. We note your response to comment 57 from our letter dated August 2, 2011. Please explain how XHJ is a related party to you. As requested in comment 57, please identify the television station, which you refer to as "a Television ('TV') Station (Owned by The Chinese Government." Also file the agreement between the television station and XHJ as an exhibit. If the assignment agreement between XHJ and the company was a separate agreement, also file that agreement as an exhibit.

33. Please clarify the disclosure regarding the television contract. Disclose more specifically who had what obligation under the contract, who was paid or made payments under the contract and how the contract and its assignment operated. Explain why the agreement was between XHJ and the television station rather than between the company and the television station. Disclose what entity at the company conducted the advertising and other media activities and whether these activities were within the scope of that entity's business license. Disclose what other revenues XHJ was entitled to other than the commercial revenue. Discuss in management's discussion and analysis how the company received revenues under the arrangement between XHJ and the company. Discuss how the August 1, 2010 FETV Project Management Agreement differs from the prior television contract and arrangement between XHJ, the television station and the company and whether these differences had an impact on your results of operations and liquidity and capital resources.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial
Disclosure, page 32

34. We note your response to comments 36 and 37 in our letter dated September 22, 2011. It
   appears to us that those primarily responsible for the preparation of your books and
   records and financial statements, i.e. your Chief Financial Officer and Financial
   Controller, do not have the requisite U.S. GAAP experience to prepare financial
   statements in accordance with U.S. GAAP. In this regard, we note that all of those listed
   above do not hold a license such as Certified Public Accountant in the U.S., have not
   attended extended educational programs that would provide a sufficient, relevant
   education relating to U.S. GAAP, and their U.S. GAAP audit experience, if any,
   primarily consists of the preparation of your U.S. GAAP financial statements. The fact
   that you hired a consultant to assist you in your design, implementation, and evaluation of
   internal controls over financial reporting and the accounting for all complex U.S. GAAP
   issues indicates your accounting department does not possess the requisite U.S. GAAP
   knowledge to prepare financial statements in accordance with U.S. GAAP.

   Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material
   weakness and thus your internal controls over financial reporting would not be effective.
   Please revise your conclusion on internal controls over financial reporting and explain in
   detail in your amendment that you have an accounting department with limited
   knowledge of U.S. GAAP, and disclose how you will remedy this material weakness in
   the future. You should also consider the impact of this material weakness on your
   conclusion regarding disclosure controls and procedures.

Form 10-Q for the Quarterly Period ended September 30, 2011

General

35. Please revise your Form 10-Q to comply with applicable comments on the Form 10-K.
   For example, in your management's discussion and analysis, please discuss and quantify
   the amount of net revenues attributable to each tourist destination. Also disclose the
   primary sources of revenues from each tourist destination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
21

36. We note your response to comment 41 from our letter dated September 22, 2011 on
   disclosure in your June 30, 2011 Form 10-Q. We note that you continue to attribute the
   decrease in your advertisement revenues to "the instability of the railway media broadcast
   revenue." In your response to comment 41, you state that "[i]nstability means that the
   program is broadcasting manually by the train attendant, we cannot monitor how he/she
   broadcasts the tape, or whether he/she has insert [sic] the program tape or not." Please
   include this explanation in your disclosure. Expand on this explanation by discussing the

terms for playing the "Journey through China on the Train" programming on China's high-speed railways and how you are compensated. For example, explain whether the railways or its operators determine in their sole discretion whether to broadcast the program or whether they are required to broadcast the program a minimum number of times. Explain whether you are compensated for product placements on the number of times the program is broadcast. If so, and if broadcasting of the program is in the railway's or operator's discretion, disclose the number of times the program was played in each period. To the extent that these terms are not discussed in your 2010 Form 10-K, please revise your Form 10-K to discuss them.

37. Please disclose the amount of advertisement revenues generated from FETV and the amount generated from your railway media broadcasts.

Note 2.a. Basis of presentation, page 5

38. We note your response to comment 39 in our letter dated September 22, 2011. As previously requested, if true, please disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.